Exhibit 99.6

NFT Ltd. Announces Pricing of $2.55 Million Registered Direct Offering

Hong Kong, Oct. 06, 2026 (GLOBE NEWSWIRE) -- NFT Ltd. (NYSE American: MI) (“Company” or “NFT”, formerly known as Takung Art Co., Ltd.), as an emerging online trading platform operator of international art and collectibles,  today announced that it has entered into a securities purchase agreement with certain institutional investors for the purchase and sale of an aggregate of 1,890,000 units, with each unit consists of one Class A ordinary share, par value of US$0.04 per share (“Ordinary Share”), or one pre-funded warrant in lieu thereof, and one warrant (collectively, the “Securities”) in a registered direct offering. The effective offering price for each unit is $1.35.

Each Unit consists of one Ordinary Share of the Company (or one pre-funded warrant to purchase one Ordinary Share in lieu thereof) (“Pre-Funded Warrant”), and one Common Warrant to purchase one Ordinary Share of the Company (the “Common Warrant”). Each Unit consisting of a Pre-Funded Warrant in lieu of an Ordinary Share and a Common Warrant is referred to herein as a “Pre-Funded Unit.” The public offering price per Pre-Funded Unit is $1.31, which is equal to the public offering price per Unit to be sold in the Offering, minus the $0.04 exercise price per Pre-Funded Warrant. The aggregate gross proceeds from the Offering are expected to be approximately US$2.55 million, prior to deducting placement agent fees, legal fees, administrative and other offering-related expenses.

Each Common Warrant will be immediately exercisable upon issuance at an initial exercise price of US$1.35, which is equal to the public offering price per Unit. The warrant exercise price is subject to anti-dilution adjustments in connection with share splits, share combinations, dividend distributions, subsequent equity sale and other corporate restructurings. The Common Warrants will expire on the fifth anniversary of the issuance date.

The closing of the Offering is currently expected to take place on October 7, 2026, subject to the satisfaction of customary closing conditions set forth in the Securities Purchase Agreements dated October 6, 2026 by and between the Company and the purchasers signatory thereto, and related transaction documents. The Company intends to use the net proceeds from the Offering for working capital requirements and other general corporate purposes.

Maxim Group LLC is acting as the sole placement agent for the Offering. Hunter Taubman Fischer & Li LLC is acting as U.S. securities counsel to the Company, and Pryor Cashman LLP is acting as U.S. securities counsel to the placement agent, in connection with the Offering.

The Securities sold in the registered direct offering are being offered pursuant to a shelf registration statement on Form F-3 (File No. 333-284912), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on November 28, 2025. The offering of the Securities will be made only by means of a prospectus supplement that forms a part of such registration statement. A prospectus supplement relating to the Securities offered in the registered direct offering will be filed by the Company with the SEC. When available, copies of the prospectus supplement relating to the registered direct offering, together with the accompanying prospectus, can be obtained at the SEC’s website at www.sec.gov or from Maxim Group LLC, 300 Park Avenue, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or telephone at (212) 895-3500.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

About NFT Limited

NFT Limited (formerly known as Takung Art Co Ltd.) operates an online electronic platform (www.nftoeo.com) for offering and trading of digital artwork. Through its platform, the Company allows artists/art dealers/owners to access a much bigger art trading market where they can engage with a wide range of investors. We also provide NFT consulting with respect to the strategic utilization of blockchain technology and NFT launch. Given our goal to create multiple potential revenue streams and continue to diverse the business model, we are also exploring NFT gaming business including sales of in-game characters NFTs and sales of membership packs, and launching AI computing and humanoid robotics initiatives.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to substantial risks and uncertainties that may cause actual results, performance or achievements to differ materially from those expressed or implied, including without limitation: the Company’s ability to complete the Offering in accordance with the expected timeline and terms; satisfaction of closing conditions; the planned use and actual deployment of net proceeds; adverse changes in global market conditions and capital market sentiment; risks relating to the Company’s business strategy adjustment and asset optimization; the ability to maintain the Company’s Nasdaq listing status; changes in industry policies and regulatory rules; future capital financing needs; and other risk factors disclosed in the Company’s periodic filings and subsequent submissions with the SEC, including its Annual Report on Form 20-F. All forward-looking statements speak only as of the date of this press release, and the Company undertakes no obligation to publicly update or revise any forward-looking statements except as required by applicable law.

Contact:

Investor Relations
IR@nft-limited.com